NEWS RELEASE

Latest Drilling Continues to Extend Newly Discovered Zone at Armstrong

Dated: May 13, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to announce that uranium mineralization has now been intersected along a strike length of 300 metres (m) at Armstrong on the Company’s Central Mineral Belt (CMB) Uranium Project in Labrador.

With the successful completion of its 2008 winter drill program, Crosshair has anchored the southern end of the 4.5 kilometre (km) long uranium mineralized corridor, which includes the C Zone to the north, Area 1 in the centre and now Armstrong to the south. All three areas remain open. Drilling conducted subsequent to the impressive intersection reported previously from drill hole ML-AR-26 (0.2% U3O8 over 9.5m) is highlighted by:

  0.14% U3O8, 0.26% vanadium, 15.2 g/t silver and 0.45% copper over 3.6 m (from 193.6 m to 197.2 m) in hole ML-AR-27,
  0.10% U3O8 over 4.0 m (from 32.4 m to 36.4 m) in hole ML-AR-29, and
  0.07% U3O8 over 3.1 m (from 37.1 m to 40.2 m), including 0.10% U3O8 over 1.6 m (from 37.1 m to 38.7 m) in hole ML-AR-30.

Copper and silver enrichment, as demonstrated by ML-AR-27 above, is also noted elsewhere at Armstrong. For example, ML-AR-16 returned 12.5 m of 0.26% copper and 9.3 g/t silver from 99.5 m to 112.0 m.

“In addition to uranium mineralization, it is exciting to see local vanadium, copper and silver enrichment at Armstrong” says Paul Hosford, President and COO. “We have quite a substantial vanadium resource at the C Zone and to see it at Armstrong is very promising. The vanadium component of our deposit will be further investigated this summer, as the demand for the metal continues to increase.”

Vanadium is primarily used as a hardener in steel alloys. As the demand for steel continues to grow, so does the demand for vanadium. It has a current market value of approximately US$15.00 per pound. The current C Zone vanadium resource only represents the vanadium associated with uranium and does not include significant zones of vanadium mineralization outside of the current C Zone uranium resource.

Armstrong drill plan maps and complete assay highlights are posted on the Company website at: http://www.crosshairexploration.com/s/Armstrong.asp. Armstrong and the entire 4.5 km long corridor fall outside of Labrador Inuit Lands and are not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands. This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system, develop an Environmental Assessment Act and environmental protection legislation.

During its planned 2008 summer program, Crosshair’s ‘Northstar Division’ will focus on further defining the mineralized zones at Armstrong and Area 1, as well as increasing the currently defined NI 43-101 uranium resource at the C Zone, and confirming continuity between all three zones.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The 720 square km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. 92% of Crosshair’s property and all of the principal assets fall outside of Labrador Inuit Lands. The assets are therefore not directly impacted by the Nunatsiavut Government’s recent decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

The Company's exploration work on the CMB Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.